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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                            SEC FILE NUMBER 33-75808

                           NOTIFICATION OF LATE FILING

                                  CUSIP NUMBER

                                   (Check One)

          [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
          [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

          For Period  Ended:  June 30, 1998 [ ] Transition  Report on Form
          10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:__________________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

     Full Name of Registrant:  Arizona Charlie's, Inc.

     Former Name if Applicable:  Not Applicable

     740 South Decatur Boulevard
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     Address of Principal Executive Office (Street and Number):

     Las Vegas, Nevada  89107
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     City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion therof could not be filed within the prescribed period.

     The Company, its management and its advisors have been involved with recent and material transactions brought about from the Company's Consensual Plan of Reorganization dated June 24, 1998, which has placed time demands on management and the Company's advisors.

     It is anticipated that a Form-15 certification and notice of termination of registration under Section 12 (g) of the Securities Exchange Act of 1934 will be filed prior to the expiration of the extension period of this notification of late filing, and therefore, the Company will not be required to file its annual report on Form 10-K, and all future SEC reporting requirements will cease.


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Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

            Jerry Griffis                 (702) 258-5156
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                 (Name)           (Area Code)      (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes     [ ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ]  Yes     [X]  No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Arizona Charlie's, Inc.
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                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




     Date: September 29, 1998              By:/s/Bruce F. Becker
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                                           Bruce F. Becker
                                           President